Filed by Computer Network Technology Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12

under the Securities Exchange Act

of 1934, as amended

Subject Company

Computer Network Technology Corporation

(Commission File No. 0-13994)

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Computer Network Technology Corporation (“CNT”) and McDATA Corporation (“McDATA”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of CNT’s and McDATA’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of McDATA’s and CNT’s most recently filed Forms 10-K and 10-Q. McDATA and CNT undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof.

Stockholders of McDATA and shareholders of CNT are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Such persons will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CNT and McDATA, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when completed, without charge, by directing a request to Computer Network Technology Corporation, 6000 Nathan Lane North, Minneapolis, MN 55442.

The respective directors and executive officers of CNT and McDATA and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CNT’s directors and executive officers is available in its proxy statement filed with the SEC by CNT on May 4, 2004, and information regarding McDATA’s directors and executive officers is available in its proxy statement filed with the SEC by McDATA on September 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following slides were presented by Thomas G. Hudson, Chairman, President and Chief Executive Officer of CNT, and John A. Kelley, Jr., Chairman, President and CEO of McDATA, on January 18, 2005.

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[LOGO]

McData Acquires CNT

Comprehensive provider of best-in-class enterprise storage networking products, services, software enables

Global Enterprise Data Center for customers

Safe Harbor Statement

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

With the exception of historical information, the statements set forth in this presentation include forward-looking statements that involve risk and uncertainties.  The Company wishes to caution that a number of important factors could cause the results to differ materially from those in the forward-looking statements.  These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed in the Company’s filings with the Securities and Exchange Commission, including its recent filings on Form S-3, Form 10-K and Form 10-Q.

[LOGO]	© Computer Network Technology

Strategic Rationale

•                  Customers demand more — want comprehensive provider of best-in-class enterprise storage networking products, services, software for Global Enterprise Data Center strategy

•                  CNT adds key elements to McData’s growth strategy

•                  New, larger company offers complete solution for secure, transparent access to information anytime, anywhere.

•                  McData expands growth and profit potential with scale, presence and balance

•                  Industry’s best talent and experts in end-to-end storage networking solutions join forces

•                  McData and CNT’s strong OEM and customer relationships get stronger

•                  Joint company is more visible and more strategic to major customers and partners

Success

•                  Products – world class

•                  Go To Market – world class

•                  Partners

•                  Sales

•                  Service

•                  Consulting

•                  Critical mass

•                  Growth Market segment

•                  Customer intimacy

•                  Financial strength

•                  Brand

•                  Predictable - control of one’s own destiny

Key Transaction Details

•                  Acquisition announced

•                  Expected to close in 90-120 days, subject to shareholder, SEC and HSR approvals

•                  Terms:

•                  1.30 shares of McData Class A common stock for each share of CNT common stock

•                  Aggregate transaction value of $235 million for the fully-diluted equity and net debt of CNT

•                  When transaction closes, McData stockholders will own approximately 76% of the company and CNT stockholders will own approximately 24%

•                  Until transaction closes, it’s business as usual for both companies

What Does “Business as Usual” Mean?

•                  We operate as separate entities, exactly as we have been doing

•                  We do not collaborate on Sales, Marketing, Engineering or any other aspect of the business

•                  Do not contact your peers at the other company

•                  Do not work together on customer activities

•                  Continue to compete in the marketplace

•                  We may do integration planning, but we will not work together in any way, shape or form until transaction closes

Stock Conversion – what does it mean to me?

•                  CNT shareholders will receive 1.3 McData shares for every CNT share they own (this includes those who own shares in their 401(k) accounts)

•                  CNT stock options will be converted at a rate of 1.3 McData shares for every CNT share awarded.  In addition, the exercise price of each current CNT award will be divided by 1.3

•                  Example:

•                  Previously granted 100 options at an exercise price of $5.00

•                  Converted grant is 130 options (100 x 1.3) at an exercise price of $3.85 ($5.00 / 1.3).

•                  Current vesting schedules will not change for regular stock options (i.e. what is vested remains vested; what is unvested continues to vest)

Severance – what if my position is eliminated?

•                  Should an employee’s position be eliminated during the integration, severance will be generally awarded as follows:

•                  2 weeks base pay in lieu of notice, plus an additional 2 weeks for each full year of service, up to a maximum of 29 weeks.

•                  One month of paid COBRA insurance

•                  Example:

•                  Employee with four (4) full years of service would receive 10 weeks of severance (2 weeks plus 2 weeks for each full year of service)

•                  Severance is conditional upon signing a non-competition, non-solicitation and general release of claims agreement

Financial Rationale

•                  Makes McData an $800 million entity with global presence

•                  Significant synergies — combination of revenue and margin enhancements and operating expense reductions

•                  Balanced revenue through co-sell and re-sell OEM relationships

It’s All About the Customer

•                  Customer concerns

•                  Business efficiency

•                  Business continuity

•                  Regulatory compliance

•                  Increasing demand for storage infrastructure and capacity

•                  Having the right storage infrastructure to move, manage, access and protect data

•                  Customers want single trusted partner to simplify

•                  storage networking, tiered storage, ILM

•                  planning and implementation

•                  CNT and McData = natural fit – together and for customers

•                  Combined company has a presence in virtually every global data center

•                  Worldwide customer base of over $2 billion installed

•                  18,000+ data centers

•                  bring together most experienced teams in the industry

•                  deliver a complete storage networking capability across the SAN, MAN and WAN

•                  complementary partner relationships that deliver value to end users

•                  Combined R&D investment enhances ability to address customer requirements

•                  Scale enables enable OEMs and co-sell partners to better serve their customers

Accelerates GEDC Strategy

•                  Complete storage networking solution for secure, transparent access to information anytime, anywhere

•                  SAN – full line, embedded switch to scalable director

•                  WAN/MAN – CNT is the undisputed world leader in WAN extension for mainframe and open systems at any distance, any media, any environment

•                  Software for SAN management and WAN management

•                  Strong industry partnerships with EMC, HDS, IBM, Storagetek, Hewlett-Packard and QLogic – co-sell and resell

•                  World-class customer services – consulting, implementation, maintenance and managed services

The Expanding Enterprise Data Center

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Customers

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Distribution Centers

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Partners

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Suppliers

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Remote D/C

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Call Centers

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Remote Branches

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The Enterprise Network

Global Enterprise Data Center

a centrally-managed, integrated network for business applications

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Distribution Centers	Remote Branches	Secondary Data Center

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Primary Data Center	Wireless Communications	Call Centers

McData and CNT

A Powerful Combination for Customers, Partners,
Employees

•                  Right transaction at the right time

•                  Accelerates long-term growth strategy

•                  Enhances growth and profit potential

•                  Customers, OEMs, partners and employees win

Success – more than ever it’s our opportunity

•                  Products – world class

•                  Go To Market – world class

•                  Partners

•                  Sales

•                  Service

•                  Consulting

•                  Critical mass

•                  Growth Market segment

•                  Customer intimacy

•                  Financial strength

•                  Brand

•                  Predictable - control of one’s own destiny